January 3, 2017

VIA EDGAR SUBMISSION TYPE RW

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Request for Withdrawal of Easterly Acquisition Corp.

Registration Statement on Form S-4

File No. 333-212590

Dear Ms. Long,

On behalf of Easterly Acquisition Corp., a Delaware corporation (“Easterly”), the undersigned hereby requests that the Registration Statement on Form S-4 (File No. 333-212590), initially filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2016, including all the exhibits thereto, as amended on September 30, 2016, October 21, 2016, November 3, 2016 and November 7, 2016, and declared effective on November 9, 2016 (the “Registration Statement”) be withdrawn from registration with the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was filed to register shares of Easterly common stock, par value $0.0001 per share (“Shares”) to be issued in connection with the Agreement and Plan of Merger, dated as of June 28, 2016 and as amended (the “Merger Agreement”), by and among Sungevity, Inc. (“Sungevity”), Easterly, Solaris Merger Sub Inc. and Shareholder Representative Services LLC, pursuant to which the Shares would be issued and exchanged for shares of common stock and preferred stock of Sungevity. On December 31, 2016, as previously reported on a Current Report on Form 8-K filed by Easterly with the Commission on January 3, 2017, Easterly terminated the Merger Agreement. Consequently, Easterly will not proceed with the issuance and sale of the Shares as contemplated by the Merger Agreement and the Registration Statement is no longer required.

No securities have been issued or sold pursuant to the Registration Statement. Easterly requests that the withdrawal of the Registration Statement be effective as of the date hereof and that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact Alexander B. Johnson at Hogan Lovells US LLP at (212) 918-3030 or by email at alex.johnson@hoganlovells.com.

Sincerely,

Easterly Acquisition Corp.

By:	/s/ Avshalom Kalichstein
Name: Title:	Avshalom Kalichstein Chief Executive Officer

cc:	Hogan Lovells US LLP

Alexander B. Johnson, Esq.

John H. Booher, Esq.

Orrick, Herrington & Sutcliffe LLP

Andrew D. Thorpe, Esq.